UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

In connection with the significant event published on 26 December 2018, BBVA informs that the sale of the great majority of the credits rights that composed the portfolio (with an approximate gross value of 1,200 million euros) to Anfora Investing UK Limited Partnership, an entity belonging to Canada Pension Plan Investment Board, has taken place.

The positive impact of this transaction in the Group’s net attributable profit is expected to be of approximately 130 millions euros and will be included in BBVA Group’s financial statements for the second quarter of 2019. Also, the impact in the Common Equity Tier 1 (fully loaded) is expected to be slightly positive.

Additionally, the transfer of the remaining credits rights of the portfolio (with an approximate gross value of 130 million euros) is expected to take place in the third quarter of 2019.

Madrid, June 21, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: June 21, 2019
	By:	/s/ Victoria del Castillo Marchese
	Name:	Victoria del Castillo Marchese
	Title:	Global Head of Strategy & M&A